Exhibit 4.3
GUARANTEE
THIS GUARANTEE (the “Guarantee”), dated , 20___, is executed and delivered by Banco Bilbao Vizcaya Argentaria, S.A., a limited liability company (sociedad anónima) incorporated under the laws of the Kingdom of Spain (the “Bank” or the “Guarantor”) for the benefit of the Holders (as defined below).

WHEREAS, the Bank wishes to procure the issue by BBVA International Preferred, S.A. Unipersonal, a limited liability company (sociedad anónima) incorporated under the laws of the Kingdom of Spain (the “Issuer”) of Series Non-cumulative Guaranteed Preferred Securities (the “Preferred Securities”) and the Bank wishes to issue this Guarantee for the benefit of the Holders.

NOW, THEREFORE the Bank executes and delivers this Guarantee for the benefit of the Holders.

1.	Interpretation

1.1	Definitions

As used in this Guarantee, the following terms shall, unless the context otherwise requires, have the following meanings:

“Bank Shares” means any ordinary shares of the Bank;

“Conditions” means the conditions of the Preferred Securities, as set out in the prospectus dated July [•], 2007 as amended by the prospectus supplement dated , 20___;

“Fiscal Year” means the accounting year of the Guarantor as set out in its by-laws;

“Guarantee Payments” means (without duplication) (i) any accrued but unpaid Distribution payable on the Preferred Securities for the most recent Distribution Period; (ii) the Redemption Price or the Special Redemption Amount, as the case may be, payable on the redemption of Preferred Securities; and (iii) the Liquidation Distributions due on the Liquidation Date;

“Holder” means any holder from time to time of any Preferred Security; provided, however, that in determining whether the Holders of the requisite percentage of Preferred Securities have given any request, notice, consent or waiver hereunder, Holder shall not include the Bank or any Subsidiary (including the Issuer);

“Liquidation Date” means the date of final distribution of the assets of the Issuer in the case of any liquidation, dissolution or winding-up of the Issuer (whether voluntary or involuntary);

“Spain” means the Kingdom of Spain.

1.2	Other defined terms

Terms used but not defined in this Guarantee shall have the meanings ascribed thereto in the Conditions.

1.3	Clauses

Any reference in this Guarantee to a Clause is, unless otherwise stated, to a clause hereof.

1.4	Headings

     Headings and sub-headings are for ease of reference only and shall not affect the construction of this Guarantee.

2.	Guarantee
2.1	Guarantee
     Subject to the limitations contained in the following paragraphs of this Clause 2, the Bank irrevocably, jointly (in Spanish, solidariamente) and unconditionally agrees to pay in full to the Holders, the Guarantee Payments (to the extent not paid by the Issuer), as and when due upon receipt of a notice by any Holder demanding payment, regardless of any defence, right of set-off or counterclaim which the Issuer may have or assert. This Guarantee is unconditional and irrevocable.

2.2	Limitations to the Guarantee Payments in relation to the Distributions
     Notwithstanding Clause 2.1, a Holder’s right to receive any Guarantee Payment in respect of Distributions (including accrued and unpaid Distributions relating to the Redemption Price, Special Redemption Amount or Liquidation Distribution) on any Preferred Securities is conditional upon the following:
2.2.1	the aggregate of such Distributions, together with any other distributions previously paid during the then current Fiscal Year and any distributions proposed to be paid during the then current Distribution Period in each case on or in respect of Parity Securities (including the Preferred Securities), not exceeding the Distributable Profits of the immediately preceding Fiscal Year; or

2.2.2	even if Distributable Profits are sufficient, to the extent that under applicable Spanish banking regulations affecting financial institutions which fail to meet their capital ratios, the Bank not being prevented at such time from making payments on its ordinary shares or Parity Securities issued by it.

2.3	Limitations to the Guarantee Payments in relation to the Liquidation Distributions
     Notwithstanding Clause 2.1, if, at the time that any Liquidation Distributions are to be paid by the Bank in respect of the Preferred Securities or any other Parity Securities, proceedings are or have been commenced for the voluntary or involuntary liquidation, dissolution or winding up of the Bank or for a reduction in the Bank’s shareholders’ equity pursuant to Article 169 of the Spanish Corporation Law (Ley de Sociedades Anónimas) the Liquidation Distribution with respect to all Parity Securities (including the Preferred Securities) shall not exceed the amount that would have been paid from the assets of the Bank (after payment in full, in accordance with Spanish law, of all creditors of the Bank, including Holders of its subordinated debt, but excluding Holders of any guarantee or other contractual right expressed to rank pari passu with or junior to this Guarantee) had Parity Securities (including the Preferred Securities) been issued by the Bank and ranked (A) junior to all liabilities of the Bank, (B) pari passu with Parity Securities issued by the Bank, if any, and (C) senior to the Bank Shares.

2.4	Pro Rata Payments
     If the amounts described in Clause 2.1 cannot be paid by reason of any limitation referred to in Clause 2.2 or 2.3, such amounts will be payable pro rata in the proportion that the amount available for payment bears to the full amount that would have been payable but for such limitations. The determination of any such limitation of the Bank’s obligations under this Guarantee as set forth will be made on the relevant Distribution Payment Date, Special Redemption Date, redemption date or Liquidation Date, as the case may be.

2.5	Ranking of the Guarantee

     The Bank agrees that subject to applicable laws, the Bank’s obligations hereunder constitute unsecured obligations of the Bank and rank and will at all times rank (a) junior to all liabilities of the Bank (including subordinated liabilities); (b) pari passu with any Parity Securities issued by the Bank and any obligation assumed by the Bank under any guarantee in favour of holders of any Parity Securities issued by any Subsidiary; and (c) senior to the Bank Shares and any other class of share capital expressed to rank junior as to participation in profits to the Bank’s obligations hereunder.

2.6	Acceptance of the Guarantee
     The mere subscription of Preferred Securities will be deemed for all purposes to constitute the plain and full acceptance of this Guarantee.

3.	Characteristics of the Guarantor’s obligations under the Guarantee
3.1	Waiver
     The Guarantor waives any right or benefit (of order or excussio and division — orden, excusión y división) to which it may be entitled under Spanish law with regard to objecting to make any payment by virtue of the Guarantee.
     The obligations of the Guarantor are independent of those of the Issuer. The Guarantor shall remain liable as the principal and sole debtor hereunder to make Guarantee Payments pursuant to the terms of this Guarantee, and shall not be able to demand that the Holders of the Preferred Securities exhaust any of their rights or take any legal action against the Issuer prior to taking action against the Guarantor (Garantía Solidaria under Spanish law).

3.2	Obligations and Commitments of the Guarantor
     The obligations and commitments of the Guarantor shall not be affected by any of the following circumstances:
3.2.1	the waiver by the Issuer, either by the application of a legal provision or for any other reason, to fulfil any commitment, term or condition, whether implicit or explicit, in relation to the Preferred Securities; or

3.2.2	the extension of the Distribution Payment Date, the Liquidation Date or the date for payment of the Redemption Price or the Special Redemption Date with regard to the Preferred Securities or the extension granted for the fulfilment of any other obligation related to the Preferred Securities; or

3.2.3	any breach, omission or delay by the Holders in exercising the rights granted by the Preferred Securities; or

3.2.4	the liquidation, dissolution, or sale of any asset given as a guarantee, temporary receivership, bankruptcy, receivership proceedings or renegotiation of debt affecting the Issuer; or

3.2.5	any defect in or invalidity of the Preferred Securities; or

3.2.6	transactions involving any obligation guaranteed by this Guarantee or undertaken by virtue of this Guarantee.
     The Holders of Preferred Securities shall not be obliged in any circumstances to notify the Guarantor of the occurrence of any of the above circumstances and nor shall they be obliged to obtain the Guarantor’s consent in relation to the same.

3.3	Subrogation
     The Bank shall be subrogated to any and all rights of the Holders against the Issuer in respect of any amounts paid to the Holders by the Bank under this Guarantee. The Bank shall not (except to the extent required by mandatory provisions of law) exercise any rights which it may acquire by way of subrogation or any indemnity, reimbursement or other agreement, in all cases as a result of a payment under this Guarantee, if, at the time of any such payment, any amounts are due and unpaid under this Guarantee. If any amount shall be paid to the Bank in violation of the preceding sentence, the Bank agrees to pay over such amount to the Holders.

3.4	Deposit of the Guarantee
     This Guarantee shall be deposited with and held by                      as Paying Agent until all the obligations of the Bank have been discharged in full. The Bank hereby acknowledges the right of every Holder to the production of, and the right of every Holder to obtain a copy of, this Guarantee. A Holder may enforce this Guarantee directly against the Bank, and the Bank waives any right or remedy to require that any action be brought against the Issuer or any other person or entity before proceeding against the Bank. Subject to Clause 3.1, all waivers contained in this Guarantee shall be without prejudice to the Holder’s right to proceed against the Issuer. The Bank agrees that this Guarantee shall not be discharged except by payment of the Guarantee Payments in full and by complete performance of all obligations of the Bank under this Guarantee.

4.	Other obligations of the Guarantor under the Guarantee
4.1	No further issues
     The Bank will not issue any preferred securities or other instruments equivalent to preferred securities ranking senior to its obligations under this Guarantee or give any guarantee in respect of any preferred securities or other instruments equivalent to preferred securities, issued by any Subsidiary, if such guarantee would rank senior to this Guarantee (including, without limitation, any guarantee that would provide a priority of payment with respect to Distributable Profits) unless, in each case, this Guarantee is amended so that it ranks pari passu with, and contains substantially equivalent rights of priority as to payment of Distributable Profits as, any such other preferred securities or securities or other instruments equivalent to preferred securities or other such guarantee.

4.2	Non-Payments
     The Bank undertakes that if any amount required to be paid pursuant to this Guarantee in respect of any Distribution payable in respect of the most recent Distribution Period has not been paid, whether by reason of the limitations of Clause 2.2 and 2.3 or otherwise, no distributions (except distributions in the form of the Bank Shares or other shares of the Bank ranking junior to the obligations of the Bank under this Guarantee) will be declared or paid or set aside for payment, or other distribution made, upon the Bank Shares or any other class of share capital or any securities of the Bank ranking junior to this Guarantee, nor will any Bank Shares or any other class of share capital or securities of the Bank ranking pari passu with or junior to the obligations of the Bank under this Guarantee, be redeemed, repurchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such Bank Shares, class of share capital or securities) by the Bank (except by conversion into or in exchange for shares or securities of the Bank ranking junior to this Guarantee), until such time as the Issuer or the Bank pursuant to this Guarantee shall have made payment in full of Distributions as described in the prospectus supplement dated ___, 20___.

4.3	Ownership
     The Guarantor undertakes to hold (directly or indirectly) 100% of the ordinary shares of the Issuer so long as any Preferred Securities of the Issuer shall remain outstanding, and not to permit or take any action to cause the liquidation, dissolution or winding up of the Issuer except as provided in paragraph 3.2 of the terms and conditions of the Preferred Securities.

4.4	Voting Rights
     The Bank undertakes in connection with the right of the Holders to participate in the adoption of certain decisions in the General Meetings as contemplated in the Conditions:
4.4.1	to vote, in the corresponding general meeting of shareholders of the Issuer, in favour of the appointment or removal of the directors so named by the General Meetings and to take all necessary measures in such regard;

4.4.2	to vote, in the corresponding general meeting of shareholders of the Issuer, in conformity with the result of the vote of the General Meetings with respect to the dissolution and winding-up of the Issuer; and

4.4.3	to vote, in the corresponding general meeting of shareholders of the Issuer, in conformity with the result of the vote of the General Meetings with respect to the issuance of further Preferred Securities or of other preferred securities where the Issuer has not duly made the most recent distribution required in respect of the preferred securities issued and outstanding at the time.

4.5	Compliance with the Preferred Securities
     The Guarantor agrees to comply with any obligations expressed to be undertaken by it under the terms of the Preferred Securities.

5.	Termination of the Guarantee
     This Guarantee shall terminate and be of no further force and effect upon payment in full of the Redemption Price or the Special Redemption Amount, as the case may be, or purchase and cancellation of all Preferred Securities or payment in full of the Liquidation Distributions, provided, however, that this Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time payment of any sums paid under the Preferred Securities or this Guarantee must be restored by a Holder for any reason whatsoever.

6.	General
6.1	Successors and Assigns
     Subject to operation of law, all guarantees and agreements contained in this Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Bank and shall inure to the benefit of the Holders, each of whom shall be entitled severally to enforce this Guarantee against the Bank. The Bank shall not transfer its obligations hereunder without the prior approval of (i) the Bank of Spain and (ii) the Holders of not less than two-thirds in Liquidation Preference of the Preferred Securities or by resolution of a General Meeting approved by the Holders of Preferred Securities representing at least two-thirds of the Liquidation Preference, provided, however, that the foregoing shall not preclude the Bank from merging or consolidating with, or transferring or otherwise assigning all or substantially all of its assets to, a banking organization or any other entity permitted by applicable laws without obtaining any approval of such Holders. The convening and holding of the General Meeting shall be done in accordance with the Regulations.
     The Bank shall notify (i) any request for approval from the Holders and (ii) any merger, consolidation, transfer or assignment, each as referred to in this Clause 6.1, in accordance with Clause 6.4.

6.2	Transfers

     This Guarantee is solely for the benefit of the Holders and is not separately transferable from the Preferred Securities.

6.3	Amendments
     Except for those changes (a) required by Clause 4.1 hereof, (b) which do not adversely affect the rights of Holders or (c) necessary or desirable to give effect to any one or more transactions referred to in the proviso to Clause 6.1 (in any of which cases no agreements will be required), this Guarantee shall be changed only by agreement in writing signed by the Bank with the prior approval of (i) the Bank of Spain and (ii) the Holders of not less than two-thirds in Liquidation Preference of the Preferred Securities or by resolution of a General Meeting approved by the Holders of the Preferred Securities representing at least two-thirds of the Liquidation Preference. The calling and holding of such General Meeting shall be done in accordance with the Regulations.

6.4	Notices
6.4.1	Any notice, request or other communication required or permitted to be given hereunder to the Bank shall be given in writing by delivering the same against receipt therefore or by facsimile transmission (confirmed by mail) addressed to the Bank, as follows (and if so given by facsimile transmission), shall be deemed given upon mailing of confirmation, to:

Banco Bilbao Vizcaya Argentaria, S.A. Paseo de la Castellana, 81 28046 Madrid

Facsimile: +34 91 537 4011

Attention:

The address of the Bank may be changed at any time and from time to time and shall be the most recent such address furnished in writing by the Bank to as Paying Agent.

6.4.2	Any notice, request or other communication required to be given by the Bank under this Guarantee will be given by it (i) so long as any Preferred Security is admitted to the official list maintained by the UK Listing Authority and admitted to trading on the London Stock Exchange plc’s Gilt-Edged and Fixed Interest Market, and the UK Listing Authority so requires, by publication in a leading newspaper having a general circulation in London (which is expected to be the Financial Times) or, if such a publication is not practicable, in a leading daily newspaper in English and having general circulation in Europe and (ii) by mail to DTC or one of its direct or indirect participants (in any case not less than 30 nor more than 60 days prior to the date of the act or event to which such notice, request or communication relates).

In accordance with their published rules and regulations, DTC or one of its direct or indirect participants will notify Holders of securities accounts with it to which any Preferred Securities are credited of any such notices received by it.

6.5	Annual Reports
     The Bank will furnish any prospective Holder, upon request of such Holder, with a copy of its annual report, and any interim reports made generally available by the Bank to Holders of the Bank Shares.

7.	Law and Jurisdiction
7.1	Law

     This Guarantee shall be governed by, and construed in accordance with, Spanish law.

7.2	Jurisdiction
     The Bank hereby irrevocably agrees for the benefit of the Holders that the courts of Madrid are to have jurisdiction to settle any disputes which may arise out of or in connection with this Guarantee and that accordingly any suit, action or proceedings arising out of or in connection with this Guarantee (together referred to as “Proceedings”) may be brought in such courts. The Bank irrevocably waives any objection which it may have now or hereinafter to the laying of the venue of any Proceedings in the courts of Madrid. Nothing contained in this clause shall limit any right to take Proceedings against the Bank in any other court of competent jurisdiction, nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other competent jurisdictions, whether concurrently or not.

THIS GUARANTEE is executed as of the date first above written on behalf of the Bank.
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
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